UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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Form 6-K

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REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2011

Commission File Number 0-26046

China Natural Resources, Inc.

(Translation of registrant's name into English)

Room 2205, West Tower, Shun Tak Centre,

200 Connaught Road Central, Sheung Wan, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files of will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☑  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12b3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑.

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12b3-2(b): 82-_________.

Other Events

Behre Dolbear Independent Technical Report

In March 2011, China Natural Resources, Inc. (the “Company”) engaged Behre Dolbear Asia, Inc. (“Behre Dolbear”) to prepare an independent technical report (“ITR”) on the mineral Resources and Reserves contained at seven anthracite coal mines (the “Mines”) located in Guizhou Province, the People’s Republic of China (“PRC”). On October 14, 2011, Behre Dolbear delivered the ITR and this Current Report on Form 6-K is furnished to report the results of the ITR.

The identity of the Mines, and the Company’s percentage interest at each of the Mines, are described in the following table.

Name of Mine	Percentage Interest*
Baiping Coal Mine	70%
Yongsheng Coal Mine	70%
Dayun Coal Mine	100%
Gouchang Coal Mine	99%
Dayuan Coal Mine	99%
Xinsong Coal Mine	99%
Linjiaao Coal Mine	99%

*  The Company has acquired rights to explore, develop and/or produce coal at each of the Mines from the PRC State Government, which owns the land on which the Mines are situated as well as the minerals contained on and in the land. To the extent that the Company’s interest in each of the Mines is less than 100%, the Company’s interest in the Resources and Reserves disclosed in the ITR is correspondingly lower.

A detailed description of each of the Mines is contained in the Company’s annual report on Form 20-F for the year ended December 31, 2010.

Coal Resources and Reserves

The ITR concludes that the seven coal mines which are the subject of the ITR hold approximately 127.88 million tonnes (“Mt”) of Measured, 200.23 Mt of Indicated, and 83.47 Mt of Inferred in-situ Coal Resources conforming to the definitions in the 2004 edition of The Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (the “JORC Code”). Included within the in-situ Coal Resources are approximately 30.00 Mt of Proved and 181.17 Mt of Probable Coal Reserves, also conforming to the JORC Code. Reference is made to the definitions appearing elsewhere in this Current Report for an understanding of the foregoing defined terms.

The following table extracted from the ITR discloses the in-situ JORC Equivalent Measured, Indicated and Inferred Coal Resources at each of the Mines:

BEHRE DOLBEAR’S ESTIMATE OF IN-SITU JORC EQUIVALENT RESOURCE AS OF 01 MAY 2011 (MILLIONS OF TONNES)
Mine	In-situ Resource Category
	Measured	Indicated	Inferred	Total
Baiping	9.35	24.44	7.24	41.03
Yongsheng	28.09	71.12	32.24	131.45
Dayun	57.79	73.48	19.72	150.99
Gouchang	8.75	3.67	1.52	13.94
Dayuan	7.44	6.55	5.70	19.69
Xinsong	10.25	14.30	16.77	41.32
Linjiaao	6.21	6.67	0.29	13.17

Total	127.88	200.23	83.47	411.58

The following table extracted from the ITR discloses the Proven Reserves and Probable Reserves at each of the Mines, prepared in accordance with guidelines established by the United States Securities and Exchange Commission (“SEC”). The SEC does not recognize “Resources,” as defined by the JORC Code. Therefore, the JORC Inferred Resource has been labeled as “non-reserve” coal. The non-reserve coal is in addition to the Proven Reserves and Probable Reserves at the Mines.

RESERVE CATEGORIZATION PER US SEC GUIDELINES AS OF 01 MAY 2011 (MILLIONS OF TONNES)
Mine	Reserve Category			Non-Reserve Coal
	Proven	Probable	Total Proven and Probable
Baiping	4.00	19.04	23.04	7.24
Yongsheng	4.00	49.05	53.05	32.24
Dayun	12.50	84.79	97.29	19.72
Gouchang	2.00	3.85	5.85	3.57
Dayuan	3.00	5.27	8.27	6.38
Xinsong	2.25	11.76	14.01	16.77
Linjiaao	2.25	7.41	9.66	0.29

Total	30.00	181.17	211.17	86.21

The Coal Quality

The physical and chemical characteristics of coal at the Mines can generally be categorized as WY2 and WY3 anthracite products, as defined by the State Standard of China Coal Classification System (GB5751-86). The data indicates that the vast majority of the coal is in the WY3 category, with dry volatile matter contents ranging from 6.5 percent to 10.0 percent. The dry ash contents of the coal indicates that beneficiation (coal washing) will be required prior to utilization in most instances.

Specific data for Baiping C5, Dayun M8 and Yongsheng C8 coal seams confirm their applicability as Pulverized Coal Injection (“PCI”) products for use by the steel industry.  From seam to seam, the Company has documented physical and chemical characteristics that are consistent with PCI grade I, II and III after coal washing in accordance with State Standard of China Coal Classification System (GB/T 1852-2008) for PCI coal definition.

The JORC Code

The JORC refers to the Joint Ore Reserves Committee of the Australasian Institute of Mining and Metallurgy. The JORC Code was established to report mineral resources and ore reserves, and is widely accepted as a standard for professional reporting purposes. However, the determination of JORC-compliant resources and reserves uses procedures and protocols that are different from the procedures and protocols generally recognized in the United States for the determination of “proven and probable” reserves.  Proven and probable reserves determined using procedures and protocols generally recognized in the United States, might be the same, similar or substantially different (higher or lower) from the results prepared in accordance with the JORC Code.

Moreover, coal reserve data are only estimates and may differ materially from our actual mining results. There are many factors, assumptions and variables beyond our control that result in inherent uncertainties in estimating reserves. Our actual volume of reserves and rates of production may be different from these estimates. Fluctuations in factors including the price of coal, production costs and transportation costs of coal, a variation on recovery rates or unforeseen geological or geotechnical perils may render it necessary to revise the estimates of coal reserves. If such a revision results in a substantial reduction in recoverable reserves at one or more of our major mines, it could materially and adversely affect our results of operations, financial condition and growth prospects.

Definitions

The JORC Code defines the following terms relating to resources and reserves:

“Coal Resource” – a concentration or occurrence of coal of intrinsic economic interest in or on the Earth’s crust in such form, quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, quality, geological characteristics and continuity of a Coal Resource are known, estimated or interpreted from specific geological evidence and knowledge. Coal Resources are subdivided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories.

“Inferred Coal Resource” – that part of a Coal Resource for which tonnage, quality and mineral content can be estimated with a low level of confidence. It is inferred from geological evidence and assumed but not verified geological and/or quality continuity. It is based on information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes which may be limited or of uncertain quality and reliability. Under the JORC Code, Inferred Coal Resources are deemed to be too poorly delineated to be transferred into a reserve category, and, therefore, no equivalent Possible Reserve category is used.

“Indicated Coal Resource” – that part of a Coal Resource for which tonnage, densities, shape, physical characteristics, quality and mineral content can be estimated with a reasonable level of confidence. It is based on exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are too widely or inappropriately spaced to confirm geological and/or quality continuity, but are spaced closely enough for continuity to be assumed.

“Measured Coal Resource” – that part of a Coal Resource for which tonnage, densities, shape, physical characteristics, quality and mineral content can be estimated with a high level of confidence. It is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are spaced closely enough to confirm geological and quality continuity.

“Coal Reserve” – is the economically mineable part of a Measured and/or Indicated Coal Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined. Appropriate assessments and studies have been carried out and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified. Coal Reserves are sub-divided in order of increasing confidence into Probable Coal Reserves and Proved Coal Reserves.

“Probable Coal Reserve” – the economically mineable part of an Indicated, and in some circumstances, a Measured Coal Resource. It includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments and studies have been carried out and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified.

“Proved Coal Reserve” – the economically mineable part of a Measured Coal Resource. It includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments and studies have been carried out and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified.

Risk Assessment and Risk Factors

Behre Dolbear has identified the following risks to the ability of the Company’s mines to meet the future production forecasts at the seven mines:

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Surface transportation in the mine areas is not well developed.

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Mining of the lower stacked seams may reduce the percentage of recovery.

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Production ramp-up time for new, mechanized longwalls may be increased due to the lack of experience in this type of mining in the work force and supervisory staff.

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Changes in the proportion of PCI and chemical coal sales could affect the economics, particularly if greater proportion of the coal is sold as lower-price thermal coal.

In addition, Behre Dolbear has identified the following risk factors related to their ITR:

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Behre Dolbear has not Audited the Sampling Data or Conducted Independent Sampling. Behre Dolbear accepted the drilling data, mine sampling data, and coal quality analyses presented by the Company for purposes of preparing its ITR. There is a low risk or error in the drilling data, mine sampling data, and coal quality analyses originally prepared by government institutions or licensed entities.

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Mathematical Errors in the Original Calculations May Affect Reserve Estimates. Behre Dolbear found a small number of minor mathematical errors in the original resource reports and these were corrected. There is a low risk that the resource work still contains a few minor mathematical errors.

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Reserve Conversions May Result in Changes to Reserves. The reserve conversion from the in-situ resource was completed using detailed engineering design specifications. Mine designs are more on a conceptual basis as opposed to what is generally accepted as a detail layout. Mine recoveries will need to be monitored as each mine moves to deeper seams and there is a low risk that reserves will require adjustment as appropriate.

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Multiple Stacked Seams May Affect Reserves. Most of the Company’s mines have multiple stacked seams. The Company has little operations experience with mining stacked seams and mistakes in pillar design or layout on the lower seams may result in a moderate risk that problems in achieving the projected recoveries from the lower seams may arise.

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Economics Used for the Determination of Mineable Seams. Minable seams were determined based on the overall operating and capital costs and there is a low to moderate risk that higher operating costs might alter determinations of economic feasibility.

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Mining Loss.  Behre Dolbear believes that the mining losses or mine recoveries used in the reserve calculations are achievable in the short term; however, as mining progresses to deeper seams the risks of reduced seam recoveries increases from low risk for the first 10 to 15 years, moderate risk for years 16 to 30, and high-moderate risk from year 31 to the end of the mining life.

About Behre Dolbear

Behre Dolbear is an affiliate of Behre Dolbear Group Inc., a mineral industry advisory and consulting group, with offices in 11 cities internationally, which specializes in performing mineral industry studies for mining companies, financial institutions and natural resource firms.

Press Release

On October 19, 2011, the Company issued a press release describing the results of the ITR. The press release furnished herewith as Exhibit 99.1 shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, and is not incorporated by reference into any filing of the registrant, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

Exhibits

99.1

Press Release dated October 19, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA NATURAL RESOURCES, INC.

Date: October 19, 2011	By:	/s/ Li Feilie
Li Feilie
Chairman and Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press Release dated October 19, 2011